January 31, 2006
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Iomai Corporation Registration Statement on Form S-1 File No. 333-128765
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as the representatives of the prospective underwriters of the proposed sale of Common Stock of Iomai Corporation (the “Company”), hereby join in the request of the Company that the effectiveness of the Registration Statement on Form S-1 (File No. 333-128765) relating to such shares be accelerated so that the Registration Statement will become effective by 9:00 A.M. Eastern Time on Wednesday, February 1, 2006, or as soon thereafter as practicable.
Pursuant to Rule 460 under the Securities Act of 1933, as amended, and in connection with the foregoing, please note that we have effected to date approximately the following distribution of the Preliminary Prospectus dated January 30, 2006:

53	to	53	institutions;

125	to	4	prospective underwriters and dealers; and

700	to	700	others.
This will confirm to you that, except as provided in the next sentence, the underwriters will not confirm sales in the offering to accounts that did not receive a copy of the recirculated preliminary prospectus of the Company, dated January 30, 2006 (the “Recirculation Date”), on the Recirculation Date. The underwriters may sell to accounts that were not previously provided a copy of the preliminary prospectus dated January 9, 2006 of the Company by the underwriters, provided the underwriters comply with Rule 15c2-8 in connection with such sales.
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Very truly yours, UBS Securities LLC SG Cowen & Co., LLC First Albany Capital Inc. Susquehanna Financial Group, LLLP
By:	UBS Securities LLC

By:	/s/ CHRIS HITE
	Name:	Chris Hite
	Title:	Managing Director

By:	/s/ WILLIAM SCHATZ
	Name:	William Schatz
	Title:	Associate Director